BlissDivorce™

Resolution 8 Technologies Inc.

Our Team:
Leaders Who Know How to Build and Grow a Company



Sheila Tan
Founder/Chair

- CMO at LegalZoom and Align Technology (Invisalign)
- Senior marketing roles at Intuit and P&G
- Led LegalZoom expansion into consumer services
- Developed Invisalign strategy leading to 20X stock growth
- Built Intuit Quickbooks franchise to $1B+
- Advisor to multiple venture-backed startups



Randy Kessler
Founder/Spokesperson

- High-profile divorce attorney representing athletes and celebrities
- Published author and thought leader in family law
- Regular on CNN as an expert on divorce law
- Past Chair, Family Law Section of American Bar Assn



Scott Seidewitz
Founder/CEO

- Successful serial entrepreneur & experienced consumer insights expert
- Built a multi-million $ strategic consultancy (clients include LegalZoom, Intuit, Intel, Amgen, Merck)
- Helped bring dozens of new products to market, generating 10's of millions in revenue
- MIT (MBA), P&G (brand manager)

Product Mgmt Team (Silicon Valley)

- Legal content specialist
- Consumer content specialist
- Data scientist



Dan Hirsch
Founder/CTO

- Ph.D. in Computer Science with 20+ years engineering and leadership experience
- Led teams that launched new products generating 10's of millions in revenue at Intel and McAfee
- Managed multi-functional teams of 100+
- Experience at two startups and well-versed in lean & agile product development

Engineering & UX Team (Argentina)

- 3 engineers
- UX design contractor(s)

Divorce Market is Large and Stable

Large Markets in U.S. and E.U.

U.S. Divorce Market

$27.5B

1.1M/year

E.U. Divorce Market

$16B

900K/year

- Number of divorces consistent in good times and bad, providing a large, stable market
- Gen X'ers and Millennials account for >80% of the divorce market, online preference
- Spike in divorces experienced in China due to lockdowns, expected in U.S.

Significant Unmet Needs Leading to High Dissatisfaction w/ Lawyers


Pain Points

High Cost

$25K average attorney fees exorbitant for most families

Confusing Process

Process difficult to understand, leading to sense of helplessness

Lengthy Time

Average divorce takes 17 months when attorneys involved.

Difficult to Reach Agreement

Difficult for two people to reach an agreement under stressful circumstances

Based on proprietary research w/ 40+ consumers and attorneys

BlissDivorce empowers spouses to reach agreement on their own

Current System

- Spouses represented by opposing attorneys





- Process stressful and outcomes unpredictable (especially for trial case)

Our Vision

- Two people empowered to create the best agreement for them





- Can reach agreement even if spouses are not getting along

Our driving principle:

The best people to work out a divorce agreement between two spouses *are the spouses themselves*

Key Innovations Bring Our Vision to Life

Affordable, Transparent Pricing



Your BlissSavings
Estimated based on the unique circumstances of your divorce.
Attorney Fee for your case*
$18,200 - $21,800
(plus filing fees)
No BlissSavings
VS
BlissDivorce Fee for your case
$2,950
(plus filing fees)
Your BlissSavings
$15,250 - $18,850
*Estimated in your state and county

- **Price of $2,450 - $3,450** (avg. $3,000) quoted up front
- **Includes full divorce agreement** and all supporting documents
- **Proprietary algorithm** shows savings vs. attorney

Personalized, Guided Process That Dramatically Reduces Time



Your Personalized, Step-by-Step Divorce Process
Please hover on each step for more information.
Your Information
Invite Your Spouse
Complete Modules
Resolve Disagreements
File Agreement to Court
Your Modules
We'll walk you step-by-step through each module, and you only need to go through the modules that are relevant to your case.
Child Custody & Visitation
Home
Child & Spousal Support
Pets
Bank Accounts & Investments
Personal Possessions
Other Assets
Debts & Other Obligations
Business Interests

- **Individual login for each spouse**
- **Nine possible modules** (e.g. Home, Child Custody, Personal Possessions)
- **Empathetic UX** guides you step-by-step
- **Emotional state** monitored and used to tailor experience and cross-sell services

Disputes Identified and Resolved Through the Platform



Resolution Tool 2
Option Rankings
Based on your and John's rankings, we identified one possible compromise:
QUESTIONS
OPTIONS
YOUR RANK
JOHN'S RANK
BOTH WILLING TO CONSIDER?
Regular Parenting Time
60% of time with Jen
40% of time with John
Family home
Continue to own jointly home
Would you like to propose this compromise to Jo
Yes
No
Congratulations, John accepted your offer!
You have resolved 4 of 6 issues!
Please continue to the next Resolution Tool to resolve your final disagreements.
TAKE A BREAK
CONTINUE

- **Agreements and disagreements tracked** through process
- AI-based **Online Dispute Resolution** (patents filed) empowers spouses
- Unresolved issues referred to pre-qualified **BlissDivorce mediator**

First online platform able to compete with the dominant player: Divorce Lawyers

	BlissDivorce	Low-End Websites & Services	it's over easy / wevorce	Divorce Lawyers	Elite Attorneys
AI-Based **Dispute Resolution**	✔	✗	✗	✗	✗
Personalized Experience	✔	✗	✗	✗	✔
Rapid Resolution	✔	✔	✔	✗	✗
Ecosystem of Support Services	✔	✗	✗	✗	✗
Fair & Transparent Pricing	✔	Partial	Partial	✗	✗
Money-Back **Guarantee**	✔	✗	✗	✗	✗

Building Trust is Key to Explosive Adoption

Trustworthy Spokesperson:
Randy Kessler


RANDALL KESSLER
AUTHOR, "DIVORCE: PROTECT YOURSELF, YOUR KIDS AND YOUR FUTURE"

- *Accomplished spokesperson w/ access to media*
- *Will be featured in PR & on website*
- *Modeled after Robert Shapiro's role with LegalZoom*

Human Support ***Whenever You Need It***



- *Customer Support Coaches – Available 24/7*
- *"Ask an Attorney" (on demand, fee per 15 min)*
- *Mediator integration to work out final areas of disagreement*
- *Optional attorney review of final agreement*

100% Guarantee

- *100% refund if a lawyer negotiates a settlement you like better*


MONEY BACK
100%
GUARANTEE

Long-term:
Establish BlissDivorce brand as the ***Authority on Divorce*** *for Consumers*

- *Content development & marketing*
- *Classic brand marketing*

Excitement From Consumers

Survey of 265 people planning to divorce or recently divorced, using best practice concept test methodology

- Methodology used by top brands to test new product ideas
- 90% confidence

BlissDivorce Concept

Reach a Divorce Agreement Without Attorneys

The best way for two people to reach an agreement is to work it out between themselves. But this can be hard to do in a divorce, so spouses end up hiring attorneys. Now there's a better approach.



Introducing **BlissDivorce.com**. It guides you step-by-step through a personalized divorce process, so you can reach an agreement and **move on with your life without the time, cost and frustration of attorneys**.

- Work together or individually – You get separate logins, so you and your spouse can work together if you want, or can work independently if you're not getting along.


Your Personalized, Step-by-Step Divorce Process
Please hover on each step for more information.
Your Information
Invite Your Spouse
Complete Modules
Resolve Disagreements
File Agreement to Court
Your Modules
We'll walk you step-by-step through each module, and you only need to go through the modules that are relevant to your case.
Child Custody & Visitation
Home
Child & Spousal Support
Pets
Bank Accounts & Investments
Personal Possessions
Other Assets
Debts & Other Obligations
Business Interests

- Personalized, guided process – You only go through the modules necessary for your situation, and get tips and information at every step. It takes less than one third the time of working with attorneys.
- Work out disagreements – The system tracks areas of agreement and disagreement. Then our proven *Resolution Tools* help you resolve disputes without direct interaction between you and your spouse. If one or two issues remain at the end, a live BlissDivorce Virtual Mediator will help you work them out.
- Help available – U.S.-based Customer Support Coaches are available to help with the process. You can also click to "Ask an Attorney" at any time and have an optional attorney review of your final agreement (additional fees apply).
- All paperwork needed for a legal divorce is generated, securely signed and filed with the court electronically.
- 100% guaranteed – If you work out an agreement you like better with an attorney, you'll get a full refund.

W

Exceptional Results

- ***48% Definitely Would Use***
  83% Definitely/Probably Would Use
- ***Top ranking vs. concept scores from similar products (legal tech, fintech)***
- ***High willingness to pay up to $5,000***

Business Model – Three Sources of Revenue

Transaction Revenue	Add-On & Affiliate Income	Post-Divorce Subscription
$2,450 - $3,450 depending on number of modules Collected up front	Add-on services: • "Ask an Attorney" • Mediator services • Attorney review Affiliate income: • Offers tailored to user needs & emotional state (e.g. counseling services, credit cards) • $20-$200/lead	Clients can sign up for post-divorce services (e.g. co-parenting app) for recurring monthly fee of $9.99
$3,000 avg./client	$600 avg./client	$24 avg./client (20% sign up)

This slide contains forward-looking information that cannot be guaranteed.

The Opportunity is BIG

$160M revenue even at modest share in major markets:

- Focus on 25 largest U.S. states, which account for >80% of divorces
- 5% share results in $160M revenue
- Significant upside from E.U. expansion and future ODR apps


Total Revenue
(Transaction + Affiliate + Add-On + Subscription)
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
Low
Medium
High
$1,400,000
$11,300,000
$6,200,000
$57,800,000
$39,700,000
$25,000,000
$121,800,000
$82,400,000
$43,100,000
$238,000,000
(7.5% share)
$159,800,000
(5% share)
$78,300,000
(2.5% share)
Year 1
375 cases
LA Co. Only
Year 2
1,700 Cases
California
Year 3
6,900 cases
CA + 4 states
Year 4
12,000 cases
CA + 10 states
Year 5
22,000 Cases
CA + 24 states

Revenue projections based on revenue per client from previous slide and case volume assumptions above.

The above graph contains forward-looking projections which cannot be guaranteed.

Product Roadmap to maximize opportunity


May 2019
July 2020
Early 2021
Bootstrap Product Development
Add Modules & ODR Tools
Market Expansion
Prototype
MVP
BlissDivorce
Virtual Mediation
Full DIY w/ ODR
BlissDivorce

- Short-term pivot to capitalize on COVID-19 opportunity: **BlissDivorce Virtual Mediation (MVP)**
- MVP provides a pathway to full DIY w/ ODR product over 9-12 months:
  - Add module every 1-2 months to full complement of nine
  - Use mediators as built-in test lab for Online Dispute Resolution tools

This slide contains forward-looking information that cannot be guaranteed.

GTM Strategy Delivers Winning Metrics

LTV of $3,600 delivers LTV/CAC Ratio of 5 - 6


$200 CAC*
$706 CAC
$667 CAC
$645 CAC
$583 CAC
2020
2021
2022
2023
2024
2025
MVP
Full Product

CAC efficiencies over time by transitioning to more efficient content marketing and organic traffic:


95% of cases
Paid Digital & Affiliate Mkting
20% of cases
5% of cases
Content Marketing/SEO
50% of cases
0% of cases
Brand Development/Organic
30% of cases

*CPA lower for MVP because implemented through guerrilla marketing that is not scalable

This slide contains forward-looking information that cannot be guaranteed.

Strong Advisory Team Helping Drive Innovation & Success

Online Dispute Resolution Advisors



Jorden Woods

Fundraising, Startup Leadership

- 3-time successful Silicon Valley serial entrepreneur
- >$150 million in venture and angel funding raised
- Published author and frequent speaker at Stanford, Google, AI and blockchain conferences



Leah Wing

Director, National Center for Technology & Dispute Resolution

- ODR thought leader, with focus on ethical principles AI, and standards development
- Founder of international ODR organizations and journals & award-winning author in the ODR field



Vikki Rogers

VP, International Assn. for Contract & Commercial Management

- ODR thought leader, with focus on applying technology to commercial rule of law
- Co-chair of Technology Committee of the Dispute Resolution Section at the American Bar Assn.



Scott MacDonell

Marketing, Mediator Network

- Former VP-Customer Acquisition at LegalZoom
- Co-founder of two active startups, including legal tech; advisor/mentor to several more



Jin Ho Verdonschot

Snr. Director at Arag, world's largest legal insurer

- ODR thought leader; developed early applications of ODR to divorce and other family disputes
- Expert in utilizing technology to build better user interfaces for the justice system



Carlos Areces

Professor of Computational Logic, National University of Cordoba, Argentina

- Former Tinker Visiting Professor at Stanford
- Expert in development of behavioral algorithms

Funding Need & Use of Funds

Formed Resolution 8 Technologies, Inc. (parent co.)	Prototype	MVP: BlissDivorce Virtual Mediation	Full Product & California Expansion
Jan 2019	June 2019	Launch Summer 2020	Launch Early 2021

Self-funded
$250K

100% Product development

Angel/Friends & Family Round
$750K - $1M
($375K raised)

85% Product development
15% Marketing

Seed Round
$2-2.25M

70% Product development
15% Marketing
15% Operations

This slide contains forward-looking information that cannot be guaranteed.

BlissDivorce™

Thank you!

Scott@BlissDivorce.com